Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
LSI Logic Announces Special Meeting Date
MILPITAS, Calif., January 26, 2007 — LSI Logic Corporation (NYSE: LSI) today announced the date of a special meeting of its shareholders to approve the proposed merger of LSI and Agere Systems Inc. (NYSE: AGR).
On December 4, 2006, LSI and Agere announced a definitive merger agreement under which the companies will be combined in an all-stock transaction with an equity value of approximately $4.0 billion. The closing of the transaction is subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals.
The special meeting of LSI shareholders will take place on Thursday, March 29, 2007 at 10:00 a.m. Pacific Standard Time, at LSI corporate headquarters, 1621 Barber Lane, Milpitas, California. At the special meeting, LSI shareholders will vote on a proposal to approve the issuance of new LSI shares in connection with the proposed merger. LSI shareholders of record at the close of business on February 2, 2007 will be entitled to notice of, and to vote at, the LSI special meeting.
Additional Information and Where You Can Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between LSI and Agere. In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary joint proxy statement/prospectus and related materials to register the shares of LSI common stock to be issued in the proposed transaction, and LSI and Agere plan to file with the SEC and mail to their respective stockholders a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) relating to the proposed transaction. THE REGISTRATION STATEMENT CONTAINS, AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE WILL CONTAIN, IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE, CAREFULLY. The joint proxy statement/prospectus (when it becomes available), and any other documents filed by LSI or Agere with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LSI and Agere by contacting, respectively, LSI Investor Relations by e-mail at investorrelations@lsi.com or by telephone at 1-800-433-8778 or by contacting Agere Investor Relations by e-mail at investor@agere.com or by telephone at 1-800-372-2447. Investors and security holders are urged to read the Registration Statement, and the Joint Proxy Statement/Prospectus and the other relevant materials when they become available, before making any voting or investment decision with respect to the proposed transaction.

LSI, Agere and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of LSI and Agere and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
 This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements regarding the proposed merger between LSI and Agere. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” section of the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that LSI has filed with the SEC and in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
About LSI Logic
 LSI Logic Corporation (NYSE: LSI) is a leading provider of silicon-to-system solutions that are used at the core of products that create, store and consume digital information. LSI offers a broad portfolio of capabilities including custom and standard product ICs, host bus and RAID adapters, storage area network solutions and software applications. LSI products enable leading technology companies in the Storage and Consumer markets to deliver some of the most advanced and well-known electronic systems in the market today. More information is available at www.lsi.com.
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Editor’s Notes:
1.	All LSI Logic news releases (financial, acquisitions, manufacturing, products, technology etc.) are issued exclusively by PR Newswire and are immediately thereafter posted on the company’s external website, http://www.lsi.com.

2.	The LSI Logic logo design is a registered trademark of LSI Logic Corporation.

3.	All other brand or product names may be trademarks or registered trademarks of their respective companies.